NYSE
AN ICE EXCHANGE

June 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of Medtronic, Inc., guaranteed by Medtronic plc and Medtronic
Global Holdings S.C.A., under the Exchange Act of 1934:

- 3.650% Senior Notes due 2029

- 3.875% Senior Notes due 2036

- 4.150% Senior Notes due 2043

- 4.150% Senior Notes due 2053

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com